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                                                                   EXHIBIT(a)(3)


EMPLOYEE EMAIL TO BE SENT ON, OR CONCURRENT WITH, AUGUST 9 QUARTERLY EMPLOYEE MEETING


To:               Team Netegrity
From:             Barry Bycoff
Subject:          Employee Value Program

The granting of stock options has been a key vehicle to "incent" you to create shareholder value and, in turn, to allow you to benefit financially from the creation of this value. IT spending has slowed significantly in 2001, as a result of the worldwide economic downturn. Stock prices in our industry have declined, reflecting the impact of this slowdown. While Netegrity has performed better than almost all software companies, the company has been affected by the current economic environment. Many of the stock option grants awarded since December 1999, now are "under water." I believe this situation needs to be corrected.

To accomplish this goal, I am pleased to announce the Employee Value Program. This program will allow you to turn in (tender) stock options, which were granted after 12/1/99 and receive the same number of New Options after six (6) months and one day at the market price on the day of the new grants. The vesting schedule for the New Options will be exactly the same as the options you tender.

We will be holding employee meetings to explain the program on the following days:

Waltham:                   August 14, 1 PM
US Field                   August 15, early afternoon (webinar)
Asia/ Pacific              August 14, late afternoon (webinar)
EMEA                       August 15, morning (webinar)

Attached to this email are "Frequently Asked Questions" about the program and copies of the slides we will use during the employee meetings. We will send details about the times and places of the meetings tomorrow or Monday.

If you attend the meeting in Waltham, we will give you hard copies of these materials and a personal stock statement at the meeting. If you attend a webinar, we will send you your personal stock statement in a separate email.

In addition, Melissa Kraus, Michelle Barbary and Nicole Ouellette will be available to help you with your questions. They will announce the times they will be available in another email.

Please attend one of these meetings. Becky Hawes will go through the details of the program and a consultant from Arthur Andersen will help explain how the program will affect your stock options. He has committed to remain after each meeting for as long as you have questions.

The plans we have at Netegrity should create significant shareholder value during the next 24 to 36 months. This new program should allow you to benefit once again from your contributions to the creation of this value.